Exhibit 99.1

No. 16/08

IAMGOLD REACHES THREE YEAR LABOUR AGREEMENTS AT NIOBEC

Toronto, Ontario, May 5, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the successful negotiation and ratification of two collective agreements with the Canadian Auto Workers Union (CAW/TCA) at its Niobec Mine.  The two collective agreements cover the 175 Production & Maintenance employees and 40 Clerical & Technical employees at the niobium operation located near Chicoutimi, Quebec.

Highlights of the three year agreements include:
•     Wage increases of  3%, 4.5%, 4.5%.
•     Enhancements to the existing defined contribution pension plan
•     Improvements to the shift and weekend premiums

“We are pleased to have successfully negotiated these agreements, which we believe are fair, balanced and meet the needs of both the company and our employees,” said Yoland Dubé, General Manager, Niobec Mine.

Since the transition to operator in late 2006, IAMGOLD has negotiated new collective agreements with all seven of its unions worldwide. “The negotiation of these collective agreements illustrates the good working relationship that we have with our employees and demonstrates IAMGOLD’S capability to successfully integrate acquisitions,” said Joseph Conway, President & CEO, IAMGOLD.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710
Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.